Exhibit 3

NEWS RELEASE
For immediate release

October 24, 2007

CanWest's Australian Operations Report 2007 Year End Results

Ten finishes the year strongly with 20% EBITDA increase in Q4

WINNIPEG, - CanWest Global Communications Corp. announced today that Ten Network Holdings Limited (Ten), which owns and operates the Company’s Australian television and out-of-home advertising operations, reported its year end results for fiscal 2007, which ended on August 31, 2007.  For the fourth quarter, Ten reported a 20% consolidated EBITDA increase.  CanWest owns approximately 56% of Ten.

For the fiscal year, Ten reported, for the first time, that its consolidated revenue topped one billion dollars at A$1,004.4 million, 12.5% more than the A$893.1 million reported the previous fiscal year. Consolidated EBITDA for the year was basically flat at A$248.3 million compared to A$252.0 million the previous year. The dip in consolidated EBITDA was primarily due to start-up losses incurred at Ten’s out-of-home advertising subsidiary, Eye Group., which developed significant new operations in the United States and the United Kingdom during the fiscal year.

Ten’s Executive Chairman, Nick Falloon, pointed to the continued high operating margins in Ten’s core television business as a point of pride. “Despite the increases in costs associated with our new Australian Football League agreement and significant start-up investments in digital media, Ten Television Network continues to differentiate itself from its competitors by focusing on its target 18-49 year-old audience, its operational efficiencies, and returns to shareholders.”

For the seventh straight year, Network Ten television was the clear leader among Australia’s 16-39 year old viewers, while its commercial audience share in 18-49 was consistent with its winning performance a year ago. The network continued to develop and launch successful domestic programming including The Biggest Loser, Thank God You’re Here, Bondi Rescue, Australian Idol, Big Brother and 9AM With David & Kim. TEN is adding to that successful slate in F2008 with Australian versions of So You Think You Can Dance and Are You Smarter than A Fifth Grader?

In December 2007, Ten will introduce a free-to-air High Definition (HD) television channel, offering more choice in the highest possible broadcast quality for free in the major metropolitan centres of mainland Australia. Network Ten television was the first Australian television network to broadcast in Standard Definition Digital and is the only network transmitting the globally-recognized pinnacle HD broadcast standard. Network Ten's chief executive officer, Grant Blackley, said "Ten-HD will excite and entertain audiences across Australia as never before. We are no longer bound by a single linear TV channel.  Ten-HD is a natural next step in our goal to make our content as widely available as possible to consumers."

Results for Eye Group, Ten’s growing out-of-home advertising operation, reflect the tremendous growth undertaken during the fiscal year. From a standing start approximately a year ago, Eye’s Shop division is now a leading mall media operator in the United States, with a presence in approximately 250 shopping malls across that country, reaching a potential of a 160 million shoppers a month. In addition, Eye’s Fly division is steadily gaining traction at some of the world’s leading airports, adding Terminal 3 at Singapore’s Changi International Airport to its portfolio, as well as Belfast International and Cardiff airports to its UK operations. While revenues at Eye Group grew by 34.5% this year, to A$173.1 million from A$128.5 million the previous year, its EBITDA dropped to A$12.2 million from A$24.0 million the previous year. As stated in earlier news releases during the fiscal year, Eye Group incurred start-up losses of approximately A$15 million for the year in respect of its new operations.

CanWest also announced that Ten had restructured its board of directors. The change follows the assumption of a majority controlling stake in the Ten Holdings by CanWest, and results from, among other things, a decision to combine the boards of directors of Ten and its subsidiary, The Ten Group Pty Limited. Six board members resigned following a meeting of the board of directors. Five members, Nick Falloon (chairman), Jack Cowin, Paul Gleeson, John Studdy and Peter Viner will remain on the board and will be joined by Leonard Asper (deputy chairman) and Tom Strike, both from CanWest.

These results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other operations.

Forward Looking Statements

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, and results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2006 dated November 29, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

 About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, the United Kingdom and the United States.

For further information:
Dervla Kelly
Director, Corporate Communications
CanWest Global Communications Corp.,
(416) 442 – 3807